SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)*
The Interpublic Group of Companies, Inc.
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)
460690 10 0
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 18, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

5,290,911

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

5,290,911

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,290,911

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,270,515

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,270,515

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,270,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,270,515

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,270,515

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,270,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $102,574,717.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $199,456,984.

Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a)            As of the close of business on the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure and voting power in the Issuer of approximately 4.8% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 406,348,017 shares of Common Stock outstanding as of October 15, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 22, 2015.
As of the close of business on the date hereof, Elliott itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott, beneficially owned an aggregate of 5,290,911 shares of Common Stock, constituting approximately 1.3% of the shares of Common Stock outstanding.
As of the close of business on the date hereof, Elliott International beneficially owned 10,270,515 shares of Common Stock, constituting approximately 2.5% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 10,270,515 shares of Common Stock beneficially owned by Elliott International, constituting approximately 2.5% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 15,561,426  shares of Common Stock, constituting approximately 3.8% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure to approximately 1.0% of the shares of Common Stock outstanding pursuant to Derivative Agreements (as defined below), as disclosed in Item 6.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements.  Hence, the collective voting power of Elliott, Elliott International and EICA totals approximately 3.8% of the shares of Common Stock outstanding.
Item 5(c) is hereby amended and restated to read as follows:
(c)            The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
Item 5(e) is hereby amended and restated to read as follows:
(e)            Effective February 19, 2016, the Reporting Persons ceased to have combined economic exposure and voting power in the Issuer of greater than 5% of the shares of Common Stock outstanding

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The first paragraph of Item 6 is hereby amended and restated to read as follows:
Elliott itself and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 1,405,754 and 2,728,814 shares of Common Stock of the Issuer, respectively (representing economic exposure to approximately 0.3% and 0.7% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic exposure to an interest in approximately 1.0% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 19, 2016
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days
The following transactions were effected by Elliott Associates, L.P. in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. (Sold)	Approx. price ($) per Share
02/19/16	Common Stock	(53,079)	21.0339
02/18/16	Common Stock	(552,500)*	24.0000*
02/18/16	Common Stock	(255,000)*	24.0000*
02/18/16	Common Stock	(48,921)	20.9982
02/18/16	Common Stock	(68,000)	20.7340
02/18/16	Common Stock	(26,800)*	25.0000*
01/26/16	Common Stock	(142,800)	22.2360
01/26/16	Common Stock	(115,600)	22.0713
01/26/16	Common Stock	(34,000)	22.2000
01/22/16	Common Stock	(115,600)	22.0960
01/21/16	Common Stock	(100,000)	21.6989
01/21/16	Common Stock	(85,602)	21.7000

Unless indicated otherwise, all of the above transactions were effected on the open market.
The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. (Sold)	Approx. price ($) per Share
02/19/16	Common Stock	(103,037)	21.0339
02/18/16	Common Stock	(132,000)	20.7340
02/18/16	Common Stock	(52,100)*	25.0000*
02/18/16	Common Stock	(94,963)	20.9982
02/18/16	Common Stock	(1,072,500)*	24.0000*
02/18/16	Common Stock	(495,000)*	24.0000*
01/26/16	Common Stock	(277,200)	22.2360
01/26/16	Common Stock	(224,400)	22.0713
01/26/16	Common Stock	(66,000)	22.2000
01/22/16	Common Stock	(224,400)	22.0960
01/21/16	Common Stock	(114,398)	21.7000

Unless indicated otherwise, all of the above transactions were effected on the open market.

* Shares disposed upon exercise of options.